Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-263144

O’REILLY AUTOMOTIVE, INC.

$500,000,000 5.000% Senior Notes due 2034

August 12, 2024

Term Sheet

Issuer	O’Reilly Automotive, Inc.
Description of Security	5.000% Senior Notes due 2034
Security Type	Senior Notes
Legal Format	SEC Registered
Expected Ratings (Moody’s / S&P)*	Baa1 (Stable) / BBB (Stable)
Trade Date	August 12, 2024
Settlement Date	August 19, 2024 (T+5)
Principal Amount	$500,000,000
Maturity Date	August 19, 2034
Interest Payment Dates	Semi-annually on February 19 and August 19, commencing on February 19, 2025
Coupon	5.000%
Benchmark Treasury	3.875% due August 15, 2034
Benchmark Treasury Price / Yield	99-26 / 3.898%
Spread to Benchmark Treasury	+113 basis points
Yield to Maturity	5.028%
Public Offering Price	99.782% of the principal amount
Optional Redemption	Prior to May 19, 2034, redeemable, in whole, at any time, or in part, from time to time, at the Company’s option, for cash, at a redemption price, plus accrued and unpaid interest to, but not including, the redemption date, equal to the greater of (1) 100% of the principal amount thereof, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if the notes matured on May 19, 2034, not including accrued and unpaid interest to, but not including, the date of redemption, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 20 basis points.
On or after May 19, 2034, redeemable, in whole at any time or in part from time to time, at the Company’s option, for cash, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date.
CUSIP Number	67103HAN7
ISIN	US67103HAN70
Joint Book-Running Managers	J.P. Morgan Securities LLC
BofA Securities, Inc.
U.S. Bancorp Investments, Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC
TD Securities (USA) LLC
Senior Co-Manager	PNC Capital Markets LLC

Co-Managers	BMO Capital Markets Corp.
Huntington Securities, Inc.
Mizuho Securities USA LLC
Regions Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made to investors on or about August 19, 2024, which will be the 5th business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the first business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for this offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC, collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.

Term Sheet dated August 12, 2024 to the Preliminary Prospectus Supplement dated August 12, 2024, and the accompanying Prospectus dated March 1, 2022 (together, the “Preliminary Prospectus”) of O’Reilly Automotive, Inc. The information in this Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this Term Sheet but not defined have the meanings given them in the Preliminary Prospectus.